UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Restaurant Brands International Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	Joshua N. Korff P.C., Esq. Michael Kim Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

September 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103	Page 2

1	Name of reporting person 3G Restaurant Brands Holdings General Partner Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 149,028,921†*
	9	Sole dispositive power 0
	10	Shared dispositive power 149,028,921†*

11	Aggregate amount beneficially owned by each person 149,028,921†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 32.2%
14	Type of reporting person CO

†	See Item 4 and Item 5 of this Schedule 13D.
*

Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76131D103	Page 3

1	Name of reporting person 3G Restaurant Brands Holdings LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 149,028,921†*
	9	Sole dispositive power 0
	10	Shared dispositive power 149,028,921†*

11	Aggregate amount beneficially owned by each person 149,028,921†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 32.2%
14	Type of reporting person PN

†	See Item 4 and Item 5 of this Schedule 13D.
*

Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76131D103	Page 4

Explanatory Note:

This Amendment No. 12 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017, Amendment No. 5, filed on November 13, 2017, Amendment No. 6, filed on November 17, 2017, Amendment No. 7, filed on October 30, 2018, Amendment No. 8 filed on November 8, 2018, Amendment No. 9 filed on August 13, 2019, Amendment No. 10 filed on September 3, 2019 and Amendment No. 11 filed on September 6, 2019 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 12 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

As previously disclosed, pursuant to the terms of the Partnership Agreement, 3G RBH delivered to Restaurant Brands International Limited Partnership (“RBI LP”) an exchange notice to exchange in aggregate 16,960,717 Exchangeable Units of RBI LP, referred to herein as the “September 2019 Exchange.” The September 2019 Exchange was effected on September 23, 2019.

On September 23, 2019, HL1 17 LP, an affiliate of the Reporting Persons (“HL1”), settled the previously announced forward sale contract, dated as of September 4, 2019, with Morgan Stanley & Co. LLC with respect to 16,960,717 common shares (the “Common Shares”) of the Issuer as described in further detail in Item 6 of this Amendment (the “September 2019 Forward Contract”).

This Amendment is being filed primarily to provide additional detail about the September 2019 Forward Contract.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following language:

As previously disclosed, 3G RBH delivered to RBI LP an exchange notice to exchange 16,960,717 Exchangeable Units held by 3G RBH. The exchange notice became irrevocable on September 4, 2019 with respect to 16,960,717 Exchangeable Units. As announced by the Issuer on September 3, 2019, upon receipt of the exchange notice, the Issuer, in its capacity as general partner of RBI LP, elected to have RBI LP satisfy the Exchange by issuing 16,960,717 Common Shares in exchange for 16,960,717 Exchangeable Units. The September 2019 Exchange was effected on September 23, 2019.

On September 23, 2019, HL1 delivered 16,960,717 Common Shares to Morgan Stanley & Co. LLC pursuant to the September 2019 Forward Contract in exchange for a cash payment in the amount of $1,274,673,543.02.

The Reporting Persons continue to hold 149,028,921 Exchangeable Units, for which they have not submitted any exchange notice.

Except as set forth in this Schedule 13D and in connection with the September 2019 Exchange, the September 2019 Forward Contract and the other transactions discussed herein, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a) and (b)

CUSIP No. 76131D103	Page 5

As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement and the subsequent transactions discussed herein, 3G RBH GP and 3G RBH beneficially own and may be deemed to have shared voting and dispositive power with respect to 149,028,921 Exchangeable Units. All Common Shares and Exchangeable Units numbers and percentages are based on (i) 255,752,583 total Common Shares outstanding as of July 26, 2019, according to information provided by the Issuer on its Form 10-Q filed on August 2, 2019 and (ii) 207,285,803 Common Shares that would be issued upon exchange of the 207,285,803 Exchangeable Units outstanding as of July 26, 2019, according to information provided by RBI LP on its Form 10-Q filed on August 2, 2019, and after giving effect to the transactions discussed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transactions by 3G RBH that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 23, 2019, HL1 settled the Forward Contract with an unaffiliated third party buyer, Morgan Stanley & Co. LLC. The Forward Contract obligated HL1 to deliver to the buyer 16,960,717 Common Shares (the “Number of Forward Shares”) on the maturity date of September 23, 2019 or such earlier date as elected by HL1 in accordance with the terms of the Forward Contract (the “Settlement Date”). In exchange, HL1 received a cash payment in the amount of $1,274,673,543.02. Such amount was calculated based on a price per share of $75.10 (the “Initial Forward Price”) multiplied by a factor of (1+ ((an overnight bank funding rate minus 50 basis points)/365)) on each day that the Forward Contract is outstanding.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2019

3G RESTAURANT BRANDS HOLDINGS
GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Authorized Signatory

3G RESTAURANT BRANDS HOLDINGS LP

By: 3G Restaurant Brands Holdings General Partner Ltd., its general partner

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Authorized Signatory